                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)

                                      And

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                              (Amendment No. 13)*

                                  Rexel, Inc.
--------------------------------------------------------------------------------
                           (Name of Subject Company)

                                Francois Pinault
                           S.C.A. Financiere Pinault
                   International Technical Distributors, Inc.
                                   Rexel S.A.
--------------------------------------------------------------------------------
                                   (Bidders)

                              Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   969207109
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

Pierre Chareyre, Rexel S.A., 25 rue de Clichy, 75009 Paris, France
  ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                        With copies to:
Jean-Francois Carreras, Esq.            Joel A. Adler, Esq.
Sokolow, Dunaud, Mercadier & Carreras   McDermott, Will & Emery
50 Rockefeller Plaza                    50 Rockefeller Plaza
New York, NY 10020-1605                 New York, New York 10020-1605
(212) 547-5400                          (212) 547-5400

                              David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 W. 52nd Street
                            New York, New York 10019
                                 (212) 403-1309

     * This Statement also constitutes Amendment No. 13 to the Statement on
Schedule 13D of the Bidders with respect to the Common Stock, par value $1.00 per share, of Rexel, Inc. which may be deemed to be beneficially owned by the Bidders.

     ** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Rexel S.A. (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
           -
     (b)  [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [ ]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     International Technical Distributors, Inc. (64-0740911)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
           -
     (b)  [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     New York
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,636,994 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [ ]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 17.8%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     S.C.A. Financiere Pinault (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
           -
     (b)  [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [ ]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Francois Pinault (foreign individual - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
           -
     (b)  [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [ ]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 13 to the Statement on Schedule 13D (this "Statement") filed by Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), S.C.A. Financiere Pinault, the ultimate corporate parent of Parent ("SFP"), and Francois Pinault, the Managing General Partner of SFP ("Pinault"). This Statement is amended in the manner indicated below.

Item 6.  Interest in Securities of the Subject Company.

     (a) The information set forth under "Interests of Certain Persons in the Offer and Merger--Beneficial Ownership of Shares" is amended as follows:

          (i) Patricia Barbizet, Patrice Marteau, Francois Jean-Henri Pinault, Jean-Louis de Roux, Claude Shoesetters and Marc Valentiny are added under the caption "Name of Beneficial Owner"'; none of such persons owns beneficially any Shares or options to acquire Shares.

          (ii) The beneficial ownership of Shares shown for Michel Rivaillon is changed from 79 to nil.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


October 30, 1997



REXEL S.A.                              INTERNATIONAL TECHNICAL
     /s/ Alain Redheuil                   DISTRIBUTORS, INC.
By:_______________________________           /s/ Alan Redheuil
     Name:   Alan Redheuil           By:_____________________________
     Title:  Chairman & CEO                  Name:   Alan Redheuil
                                             Title:  President


S.C.A. Financiere Pinault

     /s/ Francois Pinault                    /s/ Francois Pinault
By:_______________________________      _________________________________
     Name:   Francois Pinault           Francois Pinault
     Title:  Managing General
               Partner